UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Please find enclosed herewith the voting results with regard to the Postal Ballot Notice dated November 01, 2019 along with the Scrutinizers Report dated December 07, 2019 issued by Mr. Upendra C Shukla w.r.t. the below Resolution(s):

Resolution No.	Description
1	Special Resolution To approve continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director beyond the age of 75 years in his current tenure.

2

Special Resolution

To approve the re-appointment of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director for a second and final term of one (1) year effective from April 01, 2020 till March 31, 2021 notwithstanding that he has attained the age of 75 years.

We would like to inform you that the above Special Resolution(s) as mentioned in the Notice dated November 01, 2019 have been approved by the Members with requisite majority. The approval is considered to have been received on the last date of receipt of the duly completed Postal Ballot Forms and e-voting i.e., Friday, December 06, 2019.

The result along with the Scrutinizer’s Report(s) is available at the registered and corporate office and website of the Company www.vedantalimited.com and on the website of KFIN Technologies Private Limited (earlier Karvy Fintech Private Limited), Registrar & Transfer Agent of the Company https://evoting.karvy.com/.

We request you to kindly take the above information on record.

Exhibits

Ex-99.1	E voting Results.

Ex-99.2	Scrutinizer Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title :	Company Secretary & Compliance Officer